Exhibit 99.1

Focus Media establishes company policy to prohibit subsidiaries sending SMS messages without receiving mobile user’s explicit permission

SHANGHAI, China, March 18, 2005 – Focus Media would like to make the following clarification in response to recent market rumors and related stock price volatility:

1.	Focus Media Wireless (“FMW”), a subsidiary of Focus Media, provides advertising services for business customers by delivering advertisements to mobile phone users in China through their mobile handset devices. In the third quarter of 2007, FMW accounted for 9.2% of Focus Media’s total revenues. The services FMW provides include WAP-based advertising service, short messaging service (“SMS”) and multimedia messaging service (“MMS”), enterprise messaging service and other new, innovative mobile advertising businesses such as wireless instant messaging-based advertising services, wireless interactive marketing services and Blue-tooth-based mobile services. FMW generates revenues from fees paid by its advertising customers. None of the services FMW provides today requires a Value-Added Telecommunication Service Provider License (“SP License”) in China.

2.	Focus Media does not approve sending advertising messages to mobile users without user consent. FMW has a toll-free customer service number in China (400-658-9860) for spam reporting. FMW have established an internal policy to strictly prohibit sending SMS or MMS messages without the explicit consent of the receiving mobile user. The database for advertising delivery is based on information we receive during our normal course of business with our customers. If we find any employee using information obtained without user consent, we will take necessary action against such behavior including terminating his or her employment contract with Focus Media. In 2008, we expect revenues from WAP-base advertising services, permission-based SMS or MMS advertising services and other new opt-in mobile advertising services will continue to grow steadily. In the long-term, as mobile handsets gradually transform from a wireless telecommunication device into a wireless media access terminal for consumers, we believe the market for mobile advertising services will become an important and integral part of the total advertising market.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn